

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2013

Via E-Mail
Phillips S. Baker, Jr.
Chief Executive Officer
Hecla Mining Company
6500 N. Mineral Drive, Suite 200
Coeur d'Alene, ID 83815-9408

> **Re:** **Hecla Mining Company**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **File No. 001-08491**

Dear Mr. Baker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 34

1. We note that the sum of the average price realized per ounce/pound multiplied by the payable metal quantities sold for silver, gold, zinc and lead does not appear to agree to the reported total sales of products of $321,143. Please provide your calculations reconciling these amounts.

2. To enhance an investor's understanding of your business, please provide us with, and confirm that you will include in future filings, the amount of revenues derived from sales of silver, gold, lead and zinc for each of the periods presented.

Reconciliation of Total Cash Costs (non-GAAP) to Cost of Sales and Other Direct Production Costs and Depreciation, Depletion and Amortization (GAAP), page 42

3. We note you present the non-GAAP measure of cash cost per silver ounce of $2.70, computed by deducting by-product sales of gold, lead and zinc ("by-product credits"). We believe the offset of by-product credits to your production costs suggests you incurred no mining costs for silver, which in actuality is not the case. We believe the significance of by-product credits to your operations can be described textually in a manner that investors can understand without including the item as an adjustment in the computation of your non- GAAP measure. In future filings please modify your computation of this measure so as not to include the by-product credit. Please provide us with draft disclosures that you plan to include in future filings.

4. Please explain to us the nature of "treatment costs" and why they are included as an adjustment in the calculation of the cash cost non-GAAP measure.

Financial Liquidity and Capital Resources

Cash used in investing activities, page 45

5. We note your capital expenditures at the Lucky Friday mine included approximately $26.4 million for the rehabilitation of the Silver Shaft in 2012. Please reconcile the capitalization of these costs with your accounting policy, which states that maintenance and repairs on capitalized property, plant and equipment are charged to operations as incurred (page F-8). In your response, please provide a detailed discussion of activities capitalized during the rehabilitation of the Silver Shaft of Lucky Friday mine and quantify such amounts.

Contractual Obligations and Contingent Liabilities and Commitments, page 46

6. Please tell us how you analyzed the requirements of Item 303(a)(5) of Regulation S-K with respect to your disclosure of pension funding for just one year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining